

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
April 29, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE

This Amendment amends the current report on Form 8-K filed by Home Properties, Inc. on April 29, 2005, to furnish (not file) the supplemental information to the Press Release of April 28, 2005, relating to first quarter 2005 results.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

      c.   Exhibit

      Exhibit 99.1   Supplemental information to Press Release of April 28, 2005, relating to first quarter 2005 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 3, 2005   HOME PROPERTIES, INC.
                       (Registrant)

                 By: /s/ David P. Gardner
                       David P. Gardner, Executive Vice President and Chief Financial Officer



Q1 2005 Conference Call
11:00 AM ET, Friday, 4/29/2005
Dial **888-433-1657** for Q&A
(International 303-957-1357)

Webcast: Via Web site, www.homeproperties.com, in the "Investors" section under "Financial Information."

Question & Answer: You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Summary of Recent Acquisitions
6. Summary of Recent Sales
7. Breakdown of Owned Units by Market
8. Debt Summary Schedule
9. Net Asset Value Calculation
10. Capital Expenditure and Adjusted NOI Summary
11. 2005 Earnings Guidance
12. Reconciliation of FIN 46 Consolidation – Balance Sheet

Audio Replay: 800-633-8284 (International for audio replay 402-977-9140)

Audio Replay Passcode: 21228980

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
	FIRST QUARTER 2005					**Q1 '05 versus Q1 '04**				
						% Growth				
	# of	Date	Q1 '05		Q1 '05	Year Ago	Rental	Rental	NOI	Q1 '05	%
	Apts.	Acqu.	Rent/Mo.		Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Baltimore Region											
Bonnie Ridge	966	7/1/1999	$	986	91.2%	92.3%	-0.2%	-1.4%	-7.0%		
Canterbury Apartments	618	7/16/1999	$	821	93.1%	94.9%	5.0%	3.0%	0.3%		
Country Village	344	4/30/1998	$	794	89.3%	93.6%	3.7%	-1.1%	-2.3%		
Falcon Crest	396	7/16/1999	$	873	88.0%	94.6%	3.9%	-3.3%	-7.0%		
Fenland Field	234	8/1/2001	$	1,014	94.2%	91.0%	2.7%	6.3%	1.4%		
Gateway Village	132	7/16/1999	$	1,125	89.0%	95.0%	2.5%	-4.0%	-11.5%		
Mill Towne Village Apts	384	5/31/2001	$	778	93.2%	93.6%	4.7%	4.2%	13.2%		
Morningside Heights	1,050	4/30/1998	$	796	95.1%	94.4%	3.5%	4.3%	12.7%		
Owings Run	504	7/16/1999	$	988	94.2%	92.1%	4.7%	7.1%	1.8%		
Ridgeview Chase	204	1/13/2005	$	1,029	93.4%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$	1,168	92.1%	97.4%	5.4%	-0.3%	-0.9%		
Shakespeare Park	84	7/16/1999	$	808	98.9%	97.8%	33.5%	35.1%	42.4%		
Timbercroft Townhomes	284	7/16/1999	$	737	99.0%	99.2%	5.3%	5.0%	4.8%		
Village Square Townhomes	370	7/16/1999	$	1,011	94.8%	94.4%	3.3%	3.7%	7.0%		
Woodholme Manor	176	3/31/2001	$	711	87.4%	96.8%	3.7%	-6.4%	-15.1%		
Total Baltimore Region	5,848		$	885	92.8%	94.0%	3.5%	2.3%	1.5%	14.9%	13.8%
Boston Region:											
Gardencrest	696	6/28/2002	$	1,304	93.6%	93.9%	3.8%	3.4%	6.3%		
Stone Ends	280	2/12/2003	$	1,160	94.5%	95.6%	-0.8%	-1.9%	-12.1%		
The Village at Marshfield	276	3/17/2004	$	1,073	93.6%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$	1,221	93.8%	94.4%	2.5%	2.0%	0.4%	3.7%	3.0%
Buffalo, NY Region:											
Emerson Square	96	10/15/1997	$	681	95.8%	98.1%	4.2%	1.7%	-4.8%		
Idylwood	720	1/1/1995	$	672	91.9%	93.2%	3.0%	1.5%	15.0%		
Paradise Lane	324	10/15/1997	$	702	91.8%	92.8%	3.1%	2.0%	8.9%		
Raintree Island	504	8/4/1994	$	733	89.4%	92.8%	3.6%	-0.2%	-7.4%		
Total Buffalo Region	1,644		$	697	91.3%	93.3%	3.3%	1.1%	5.7%	2.1%	3.9%
Delaware Region											
Home Properties of Newark	432	7/16/1999	$	806	95.8%	95.2%	5.3%	6.0%	22.3%		
Total Delaware Region	432		$	806	95.8%	95.2%	5.3%	6.0%	22.3%	1.0%	1.0%
Detroit, Michigan Region											
Canterbury Square	336	10/29/1997	$	766	84.5%	95.8%	2.7%	-9.5%	-15.4%		
Carriage Hill - MI	168	9/29/1998	$	782	91.5%	94.4%	1.6%	-1.5%	-12.5%		
Carriage Park	256	9/29/1998	$	746	93.0%	94.4%	1.1%	-0.5%	-0.7%		
Charter Square	492	10/29/1997	$	860	91.2%	94.1%	2.0%	-1.2%	-14.3%		
Cherry Hill Club	165	7/7/1998	$	642	88.9%	87.4%	-1.3%	0.4%	5.0%		
Cherry Hill Village	224	9/29/1998	$	706	96.9%	97.0%	0.5%	0.4%	-6.0%		
Deerfield Woods	144	3/22/2000	$	802	94.3%	91.2%	-1.8%	1.6%	10.1%		
Fordham Green	146	10/29/1997	$	881	89.8%	89.8%	-1.8%	-1.8%	7.3%		
Greentrees	288	10/29/1997	$	647	81.9%	90.9%	-1.2%	-11.0%	-26.6%		
Hampton Court	182	9/30/2000	$	688	88.3%	88.6%	2.7%	2.3%	16.6%		
Kingsley	328	10/29/1997	$	684	91.9%	93.4%	2.2%	0.5%	-5.0%		
Macomb Manor	217	3/22/2000	$	695	88.5%	94.4%	0.6%	-5.6%	-32.1%		
Oak Park Manor	298	10/29/1997	$	848	87.3%	90.9%	1.8%	-2.3%	-10.0%		
Scotsdale	376	11/26/1997	$	671	92.0%	95.0%	-0.3%	-3.4%	-13.6%		
Southpointe Square	224	10/29/1997	$	650	88.7%	89.6%	1.3%	0.3%	7.2%		
Springwells Park	303	4/8/1999	$	969	91.8%	89.8%	0.1%	2.3%	5.5%		
Stephenson House	128	10/29/1997	$	676	97.6%	88.4%	2.2%	12.7%	38.3%		
The Lakes	434	11/5/1999	$	846	83.0%	91.5%	-2.4%	-11.5%	-37.8%		
Woodland Gardens	337	10/29/1997	$	723	97.7%	94.7%	-0.6%	2.5%	-5.0%		
Total Detroit Region	5,046		$	761	90.0%	92.6%	0.5%	-2.4%	-9.9%	8.2%	11.9%
Florida Region											
The Hamptons	668	7/7/2004	$	854	95.2%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$	929	96.3%	n/a	n/a	n/a	n/a		
Total Florida Region	836		$	869	95.4%	n/a	n/a	n/a	n/a	1.7%	2.0%
Hudson Valley Region											
Carriage Hill	140	7/17/1996	$	1,218	90.9%	93.4%	2.8%	0.0%	-3.8%		
Cornwall Park	75	7/17/1996	$	1,620	85.2%	87.9%	1.3%	-1.8%	-16.8%		
Lakeshore Villas	152	7/17/1996	$	1,026	93.5%	90.8%	3.9%	6.9%	-6.7%		
Patricia	100	7/7/1998	$	1,329	95.8%	93.5%	2.1%	4.6%	2.6%		
Sherwood Consolidation	224	10/11/2002	$	1,056	97.2%	96.1%	10.1%	11.3%	7.0%		
Sunset Gardens	217	7/17/1996	$	897	93.8%	96.0%	5.3%	2.9%	6.1%		
Total Hudson Valley Region	908		$	1,115	93.3%	93.4%	4.8%	4.6%	-1.0%	2.1%	2.1%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
	FIRST QUARTER 2005					**Q1 '05 versus Q1 '04**				
							% Growth			
	# of	Date	Q1 '05	Q1 '05	Year Ago	Rental	Rental	NOI	Q1 '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 838	88.1%	89.7%	-1.4%	-3.0%	-13.0%		
Courtyards Village	224	8/29/2001	$ 753	94.0%	98.0%	-0.2%	-4.3%	-16.7%		
Cypress Place	192	12/27/2000	$ 892	92.7%	91.4%	2.0%	3.4%	9.9%		
The Colony	783	9/1/1999	$ 818	90.2%	90.5%	-1.3%	-1.6%	-8.6%		
The New Colonies	672	6/23/1998	$ 707	90.5%	92.0%	-0.8%	-2.4%	4.1%		
Total Illinois Region	2,242		$ 788	90.5%	91.6%	-0.8%	-1.9%	-5.1%	3.8%	5.3%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,137	95.0%	96.2%	3.7%	2.4%	0.3%		
Cambridge Village	82	3/1/2002	$ 1,408	96.7%	96.9%	9.0%	8.8%	12.8%		
Coventry Village	94	7/31/1998	$ 1,327	96.9%	95.4%	3.5%	5.1%	10.6%		
Devonshire Hills	297	7/16/2001	$ 1,644	94.3%	92.3%	-0.9%	1.2%	-0.9%		
East Winds	96	11/1/2000	$ 1,106	94.2%	94.1%	2.9%	3.0%	6.1%		
Hawthorne Court	434	4/4/2002	$ 1,307	94.6%	96.4%	4.9%	2.9%	-0.4%		
Heritage Square	80	4/4/2002	$ 1,379	98.7%	96.1%	8.0%	10.9%	0.2%		
Holiday Square	144	5/31/2002	$ 1,024	94.3%	97.2%	13.1%	9.8%	-2.8%		
Lake Grove Apartments	368	2/3/1997	$ 1,360	92.2%	95.7%	2.4%	-1.4%	-6.7%		
Maple Tree	84	11/1/2000	$ 1,128	93.9%	90.6%	1.1%	4.7%	3.5%		
Mid- Island Estates	232	7/1/1997	$ 1,215	95.9%	97.1%	7.5%	6.2%	7.8%		
Rider Terrace	24	11/1/2000	$ 1,205	87.1%	96.8%	6.7%	-4.0%	-7.5%		
South Bay Manor	61	9/11/2000	$ 1,524	93.6%	95.0%	7.8%	6.3%	20.7%		
Southern Meadows	452	6/29/2001	$ 1,315	94.5%	94.5%	0.3%	0.2%	-1.3%		
Stratford Greens	359	3/1/2002	$ 1,369	95.4%	93.7%	2.4%	4.2%	-10.0%		
Terry Apartments	65	11/1/2000	$ 1,099	97.8%	91.7%	1.8%	8.5%	19.8%		
Westwood Village Apts	242	3/1/2002	$ 2,046	92.6%	95.9%	7.3%	3.6%	-6.8%		
Woodmont Village Apts	96	3/1/2002	$ 1,225	96.1%	96.8%	4.2%	3.4%	-2.9%		
Yorkshire Village Apts	40	3/1/2002	$ 1,436	97.8%	97.8%	5.7%	5.8%	28.5%		
Total Long Island Region	3,410		$ 1,369	94.5%	95.1%	3.7%	3.1%	-1.4%	12.2%	8.1%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 736	95.0%	91.1%	4.5%	8.9%	23.1%		
Redbank Village	500	7/7/1998	$ 784	91.2%	91.3%	4.1%	3.9%	7.8%		
Total Maine Region	595		$ 776	91.8%	91.3%	4.1%	4.6%	9.8%	1.3%	1.4%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 754	91.8%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,457	94.4%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,359	100.0%	93.4%	4.8%	12.2%	10.3%		
Fairmount Apartments	54	1/30/2004	$ 775	98.5%	n/a	n/a	n/a	n/a		
Hackensack Gardens	198	3/1/2005	$ 763	93.7%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 890	96.3%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,176	92.6%	94.2%	6.3%	4.5%	-1.4%		
Northwood Apartments	134	1/30/2004	$ 1,118	96.2%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,656	96.7%	97.9%	3.8%	2.5%	1.1%		
Pleasant View	1,142	7/7/1998	$ 1,014	90.9%	94.1%	3.4%	-0.2%	-7.5%		
Pleasure Bay	270	7/7/1998	$ 973	95.3%	96.3%	8.2%	7.0%	6.7%		
Regency Club	372	9/24/2004	$ 1,050	96.8%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,065	90.4%	93.3%	4.0%	0.8%	-5.8%		
Wayne Village	275	7/7/1998	$ 1,188	94.2%	95.6%	6.3%	4.8%	11.8%		
Windsor Realty	67	7/7/1998	$ 1,083	95.0%	92.3%	4.3%	7.4%	0.1%		
Total New Jersey Region	3,772		$ 1,100	93.2%	94.5%	4.5%	2.1%	-2.2%	9.3%	8.9%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 829	93.1%	96.7%	6.6%	2.7%	-13.7%		
Castle Club	158	3/15/2000	$ 898	94.8%	93.9%	6.2%	7.2%	17.0%		
Cedar Glen	110	3/3/1998	$ 683	92.4%	90.6%	2.1%	4.1%	17.4%		
Chesterfield	247	9/23/1997	$ 865	95.3%	95.6%	3.4%	3.2%	4.0%		
Curren Terrace	318	9/23/1997	$ 903	96.3%	91.6%	1.9%	7.1%	14.4%		
Executive House	100	9/23/1997	$ 917	96.0%	96.7%	3.9%	3.3%	8.6%		
Glen Brook	173	7/28/1999	$ 765	90.3%	95.2%	2.9%	-2.4%	-20.9%		
Glen Manor	174	9/23/1997	$ 753	95.4%	93.4%	2.5%	4.7%	8.4%		
Golf Club	399	3/15/2000	$ 999	91.3%	91.5%	1.9%	1.7%	7.3%		
Hill Brook Place	274	7/28/1999	$ 829	96.1%	95.0%	2.7%	3.9%	11.0%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,027	91.4%	94.6%	0.3%	-3.1%	-4.0%		
Home Properties of Devon	629	3/15/2000	$ 1,063	83.7%	92.9%	0.3%	-9.6%	-14.5%		
New Orleans Consolidation	442	7/28/1999	$ 782	94.0%	94.2%	0.8%	0.6%	1.0%		
Racquet Club	467	7/7/1998	$ 988	96.7%	96.4%	5.7%	6.1%	11.7%		
Racquet Club South	103	5/27/1999	$ 844	96.2%	94.8%	2.0%	3.4%	7.4%		
Ridley Brook	244	7/28/1999	$ 825	94.0%	97.6%	3.7%	-0.1%	3.8%		
Sherry Lake	298	7/23/1998	$ 1,114	94.8%	94.9%	3.4%	3.2%	18.6%		
The Landings	384	11/25/1996	$ 953	93.0%	93.6%	-0.9%	-1.5%	-6.1%		
Trexler Park	249	3/15/2000	$ 1,022	92.1%	86.0%	0.3%	7.5%	19.3%		
Valley View	177	9/23/1997	$ 793	90.8%	89.0%	3.5%	5.6%	41.8%		
Village Square	128	9/23/1997	$ 902	96.4%	96.3%	3.4%	3.5%	8.8%		
William Henry	363	3/15/2000	$ 1,085	92.7%	92.3%	5.1%	5.5%	14.2%		
Total Philadelphia Region	5,913		$ 934	92.6%	93.6%	2.4%	1.4%	4.8%	13.1%	14.0%

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
	FIRST QUARTER 2005				**Q1 '05 versus Q1 '04**				
					% Growth				
# of	**Date**	**Q1 '05**	**Q1 '05**	**Year Ago**	**Rental**	**Rental**	**NOI**	**Q1 '05**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**NOI w/ G&A**	**#Units**
Rochester, NY Region:									
1600 East Avenue	164	9/18/1997	$ 1,033	85.9%	89.9%	0.4%	-4.1%	-5.4%		
1600 Elmwood	210	8/4/1994	$ 927	95.0%	95.4%	1.5%	1.1%	-1.0%		
Brook Hill	192	8/4/1994	$ 873	88.6%	94.7%	1.1%	-5.4%	-14.5%		
Newcastle Apartments	197	8/4/1994	$ 768	93.0%	93.8%	-0.1%	-0.9%	1.3%		
Perinton Manor	224	8/4/1994	$ 818	93.9%	95.4%	1.7%	0.1%	-14.7%		
Riverton Knolls	240	8/4/1994	$ 833	90.5%	93.1%	0.9%	-1.9%	26.7%		
Spanish Gardens	220	8/4/1994	$ 705	86.4%	91.9%	1.3%	-4.7%	-3.7%		
The Meadows	113	8/4/1994	$ 767	99.1%	96.8%	3.2%	5.7%	14.3%		
Woodgate	120	6/30/1997	$ 825	95.6%	95.0%	0.9%	1.5%	9.7%		
Total Rochester Region	1,680		$ 837	91.5%	93.8%	1.1%	-1.4%	0.4%	2.9%	4.0%
Syracuse, NY Region:									
Fairview Heights	214	8/4/1994	$ 982	87.1%	91.3%	4.3%	-0.4%	2.9%		
Harborside Manor	281	9/30/1994	$ 684	97.3%	96.8%	2.8%	3.3%	19.1%		
Pearl Street	60	5/17/1995	$ 603	97.2%	99.1%	4.4%	2.4%	8.5%		
Village Green (inclu Fairways)	448	12/19/1994	$ 701	86.7%	91.7%	1.9%	-3.7%	-7.4%		
Westminster Place	240	1/1/1996	$ 675	93.3%	96.3%	1.9%	-1.2%	-4.7%		
Total Syracuse Region	1,243		$ 736	90.6%	93.8%	2.7%	-0.8%	1.6%	1.8%	2.9%
Washington DC Region									
Braddock Lee	254	3/16/1998	$ 1,168	92.6%	95.4%	5.4%	2.3%	3.7%		
Brittany Place	591	8/22/2002	$ 1,070	89.1%	94.3%	5.6%	-0.3%	-3.7%		
Cider Mill	864	9/27/2002	$ 1,028	93.4%	94.8%	1.3%	-0.2%	-0.1%		
East Meadow	150	8/1/2000	$ 1,205	96.8%	97.1%	6.0%	5.7%	13.6%		
Elmwood Terrace	504	6/30/2000	$ 828	88.9%	94.2%	2.1%	-3.7%	-8.7%		
Falkland Chase	450	9/10/2003	$ 1,131	92.1%	94.6%	1.7%	-1.0%	3.8%		
Orleans Village	851	11/16/2000	$ 1,174	91.2%	94.2%	4.2%	1.0%	4.7%		
Park Shirlington	294	3/16/1998	$ 1,148	89.4%	91.5%	1.7%	-0.7%	0.4%		
Pavilion Apartments	432	7/1/1999	$ 1,397	92.6%	89.7%	1.6%	4.8%	2.2%		
Seminary Hill	296	7/1/1999	$ 1,172	89.3%	93.3%	3.5%	-0.9%	0.6%		
Seminary Towers	539	7/1/1999	$ 1,167	93.2%	92.8%	3.1%	3.6%	8.7%		
Tamarron Apartments	132	7/16/1999	$ 1,221	94.2%	92.7%	7.4%	9.2%	15.4%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,184	95.8%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,109	89.7%	92.1%	-1.1%	-3.7%	5.3%		
The Manor - VA	198	2/19/1999	$ 936	94.1%	89.0%	3.8%	9.8%	43.9%		
The Sycamores	185	12/16/2002	$ 1,170	95.6%	95.4%	6.2%	6.3%	12.6%		
Virginia Village	344	5/31/2001	$ 1,195	95.7%	94.4%	2.5%	3.9%	-4.1%		
Wellington Lakes	160	10/24/2001	$ 770	89.3%	85.3%	1.2%	6.0%	114.7%		
Wellington Woods	114	10/24/2001	$ 820	81.0%	86.9%	1.3%	-5.6%	5.0%		
West Springfield	244	11/18/2002	$ 1,225	98.3%	94.1%	2.5%	7.1%	14.3%		
Woodleaf Apartments	228	3/19/2004	$ 980	91.8%	n/a	n/a	n/a	n/a		
Total Washington DC Region	7,505		$ 1,109	92.1%	93.3%	2.9%	1.5%	4.4%	21.9%	17.7%
TOTAL OWNED PORTFOLIO	42,326		$ 967	92.5%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	39,290		$ 963	92.3%	93.6%	2.7%	1.3%	1.0%		

Home Properties, Inc.
March 31, 2005 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	1st Qtr 2005	4th Qtr 2004	Variance
Washington	17.9%	92.0%	92.0%	0.0%
New Jersey, Long Island, Hudson Valley	17.4%	93.5%	94.1%	-0.6%
Philadelphia	15.0%	92.6%	91.2%	1.4%
Baltimore	14.4%	92.8%	92.6%	0.2%
Detroit	12.8%	90.0%	89.8%	0.2%
Upstate, NY	11.6%	91.2%	93.2%	-2.0%
Chicago	5.7%	90.5%	91.2%	-0.7%
Misc.	5.2%	93.7%	93.1%	0.6%
Total	100.0%	92.3%	92.3%	0.0%

Region	% Units	1st Qtr 2005	1st Qtr 2004	Variance
Washington	17.9%	92.0%	93.3%	-1.3%
New Jersey, Long Island, Hudson Valley	17.4%	93.5%	94.7%	-1.2%
Philadelphia	15.0%	92.6%	93.6%	-1.0%
Baltimore	14.4%	92.8%	94.0%	-1.2%
Detroit	12.8%	90.0%	92.6%	-2.6%
Upstate, NY	11.6%	91.2%	93.6%	-2.4%
Chicago	5.7%	90.5%	91.6%	-1.1%
Misc.	5.2%	93.7%	93.7%	0.0%
Total	100.0%	92.3%	93.6%	-1.3%

Region	% Units	Mar 2005	1st Qtr 2005	Variance
Washington	17.9%	92.5%	92.0%	0.5%
New Jersey, Long Island, Hudson Valley	17.4%	93.7%	93.5%	0.2%
Philadelphia	15.0%	93.0%	92.6%	0.4%
Baltimore	14.4%	92.3%	92.8%	-0.5%
Detroit	12.8%	89.7%	90.0%	-0.3%
Upstate, NY	11.6%	91.3%	91.2%	0.1%
Chicago	5.7%	91.5%	90.5%	1.0%
Misc.	5.2%	94.4%	93.7%	0.7%
Total	100.0%	92.5%	92.3%	0.2%

SAME STORE SEQUENTIAL RESULTS
FIRST QUARTER 2005 VERSUS FOURTH QUARTER 2004

Region	% Units	Rental Revenues	Expenses	NOI
Washington	17.9%	0.2%	8.0%	-6.0%
New Jersey, Long Island, Hudson Valley	17.4%	-0.3%	13.0%	-9.7%
Philadelphia	15.0%	0.6%	8.5%	-7.7%
Baltimore	14.4%	0.5%	7.8%	-4.1%
Detroit	12.8%	0.3%	8.2%	-7.2%
Upstate, NY	11.6%	-2.1%	8.1%	-14.2%
Chicago	5.7%	-2.0%	-2.9%	-3.5%
Misc.	5.2%	0.4%	13.8%	-8.6%
Total	100.0%	-0.1%	8.8%	-7.6%

Home Properties, Inc.
March 31, 2005 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	1ST QTR 2005	4TH QTR 2004	3RD QTR 2004	2ND QTR 2004	1ST QTR 2004	YEAR 2004	YEAR 2003	YEAR 2002
Home purchase	**18.50%**	19.80%	20.40%	20.40%	17.50%	17.50%	19.60%	18.80%
Eviction/skip	**15.30%**	12.70%	11.30%	11.20%	14.10%	14.10%	12.60%	10.90%
Employment related	**15.10%**	16.10%	15.00%	14.70%	16.20%	16.20%	14.90%	14.30%
Location convenience/ apartment size	**11.90%**	11.60%	12.70%	13.80%	11.00%	11.00%	12.20%	10.80%
Transfer w/in HP	**11.10%**	10.20%	8.80%	8.90%	10.10%	10.10%	9.00%	8.10%
Rent level	**8.90%**	9.80%	9.30%	9.30%	9.80%	9.80%	9.10%	11.80%

Traffic	Traffic 1st Qtr **05** To 1st Qtr **04**	Signed Leases 1st Qtr **05** To 1st Qtr **04**	Turnover 1st Qtr **05**	1st Qtr **04**
Region				
Baltimore	-11%	-13%	10%	9%
Washington	-13%	-5%	10%	10%
New Jersey	-20%	23%	9%	9%
Long Island	-22%	-3%	10%	10%
Hudson Valley	4%	-16%	11%	10%
Philadelphia	-8%	6%	11%	10%
Detroit	-16%	-33%	11%	11%
Rochester	12%	-24%	11%	11%
Buffalo	-3%	15%	10%	11%
Syracuse	-10%	13%	11%	12%
Chicago	20%	37%	13%	11%
Total Portfolio	-10%	-5%	10%	10%

	1st Qtr **05**	1st Qtr **04**
Bad Debts as % of Rents	0.76%	0.62%

HOME PROPERTIES, INC.
March 31, 2005 and 2004 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	1ST QTR 2005 ACTUAL	1ST QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE
ELECTRICITY	1,943	2,000	57	2.9%
GAS	9,170	8,560	(610)	-7.1%
WATER & SEWER	2,785	2,710	(75)	-2.8%
REPAIRS & MAINTENANCE	5,955	6,342	387	6.1%
PERSONNEL EXPENSE	11,667	10,808	(859)	-7.9%
SITE LEVEL INCENTIVE COMPENSATION	342	356	14	3.9%
ADVERTISING	1,521	1,653	132	8.0%
LEGAL & PROFESSIONAL	348	397	49	12.3%
OFFICE & TELEPHONE	1,859	2,034	175	8.6%
PROPERTY INS.	1,562	2,049	487	23.8%
REAL ESTATE TAXES	11,722	10,829	(893)	-8.2%
SNOW	1,036	979	(57)	-5.8%
TRASH	675	646	(29)	-4.5%
PROPERTY MANAGEMENT G & A	3,070	3,083	13	0.4%
TOTAL	53,655	52,446	(1,209)	-2.3%

Home Properties, Inc.
March 31, 2005 Supplemental Information

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 ACQUISITIONS							
Ridgeview Chase Apartments	NoVA/DC	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
			TOTAL QTD	**550**	**6.5%**	**$40.0**	**$72,740**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
The Hamptons/The Vinings at Hampton Village	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,161
Regency Club	New Jersey	NJ	9/24/2004	372	6.7%	$36.4	$97,890
			TOTAL YTD	**2,486**	**6.7%**	**$247.5**	**$99,557**

TOTAL 2004 and 2005 Acquisitions				**3,036**	**6.6%**	**$287.5**	**$94,699**

Home Properties, Inc.
March 31, 2005 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 SALES							
No sales have taken place during the first quarter of 2005							
			TOTAL QTD	-	0.0%	$0.0	$0

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
Apple Hill Apartments	Hamden	CT	12/23/2004	498	7.0%	$48.1	$96,651
Parkview Gardens	Detroit	MI	12/29/2004	484	11.6%	$16.0	$33,033
Golfview Apartments	Detroit	MI	12/29/2004	44	9.1%	$1.5	$35,091
			TOTAL YTD	**1,646**	**8.2%**	**$92.5**	**$56,187**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Home Properties, Inc.
March 31, 2005 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2004	As of 12/31/2004	12/31/2004 % of Units	Net Acquired in 2005	As of 3/31/2005	Current % of Units
SUBURBAN NEW YORK CITY	**NY/NJ**	906	7,744	18.54%	346	8,090	19.11%
SUBURBAN WASHINGTON	**DC**	468	7,505	17.97%	0	7,505	17.73%
PHILADELPHIA	**PA**	0	5,913	14.15%	0	5,913	13.97%
BALTIMORE	**MD**	0	5,644	13.51%	204	5,848	13.82%
DETROIT	**MI**	-528	5,046	12.08%	0	5,046	11.92%
UPSTATE NEW YORK	**NY**	-224	4,567	10.93%	0	4,567	10.79%
CHICAGO	**IL**	0	2,242	5.37%	0	2,242	5.30%
BOSTON	**MA**	276	1,252	3.00%	0	1,252	2.96%
FLORIDA	**FL**	836	836	2.00%	0	836	1.98%
PORTLAND	**ME**	0	595	1.42%	0	595	1.40%
DOVER	**DE**	0	432	1.03%	0	432	1.02%
HAMDEN	**CT**	-498	0	0.00%	0	0	0.00%
SOUTH BEND	**IN**	-396	0	0.00%	0	0	0.00%
TOTAL		**840**	**41,776**	**100.0%**	**550**	**42,326**	**100.0%**

Home Properties, Inc.

March 31, 2005 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
SPRINGWELLS	AMEX/IDS	8.000	10,129,996	07/01/05	0.25
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	565,128	11/01/05	0.59
IDLYWOOD	Morgan Guaranty	8.625	8,585,481	11/01/05	0.59
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,352,406	01/01/06	0.76
CARRIAGE PARK	Prudential-Fannie Mae	7.480	4,838,282	01/01/06	0.76
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	1.08
DEVONSHIRE - 1st (*)	AMI Capital	7.100	18,654,691	06/01/06	1.17
COUNTRY VILLAGE	PW Funding	8.385	6,166,960	08/01/06	1.34
HAMPTON COURT	ORIX RE Capital	8.875	3,275,749	09/01/06	1.42
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	1.76
WOODGATE PLACE	ARCS Mortgage	7.865	3,169,724	01/01/07	1.76
BRITTANY PLACE	CapMark Svcs.	4.780	18,839,119	06/11/07	2.20
SEMINARY TOWERS - 1st	Wachovia	8.220	1,932,937	06/25/07	2.24
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,155,690	06/25/07	2.24
SEMINARY TOWERS - 3rd	Wachovia	5.350	16,145,763	06/25/07	2.24
SEMINARY TOWERS - 4th	Wachovia	5.390	10,000,000	06/25/07	2.24
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,391,217	07/11/07	2.28
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	4,950,716	08/01/07	2.34
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	2.49
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,322,594	11/01/07	2.59
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,471,911	11/01/07	2.59
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,244,496	12/01/07	2.67
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	16,786,547	12/01/07	2.67
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	13,518,857	12/01/07	2.67
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,042,488	12/01/07	2.67
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,344,548	12/01/07	2.67
CYPRESS PLACE	Reilly Mortgage	7.130	6,192,528	01/01/08	2.76
PAVILION - 2nd	Capri Capital	7.450	3,660,576	01/01/08	2.76
PAVILION -3rd	Capri Capital	5.030	17,803,777	01/01/08	2.76
THE LANDINGS -1st	Capri Capital	6.930	9,236,597	01/01/08	2.76
THE LANDINGS - 2nd	Capri Capital	6.740	3,650,007	01/01/08	2.76
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,074,805	01/01/08	2.76
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,656,547	03/01/08	2.92
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,524,005	03/01/08	2.92
DETROIT PORTFOLIO	Morgan Guaranty	7.510	43,171,691	06/01/08	3.17
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,573,505	06/01/08	3.17
CHATHAM HILL - 1st	Bank of New York	3.900	20,446,050	07/01/08	3.25
NORTHWOOD - 1st	Bank of New York	3.850	5,651,558	07/01/08	3.25
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,867,239	07/01/08	3.25
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	15,961,754	10/31/08	3.59
STONE ENDS	Prudential-Fannie Mae	4.530	23,542,270	11/01/08	3.59
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	931,192	11/01/08	3.59
HP at GOLF CLUB	ARCS Mortgage	6.585	15,877,411	12/01/08	3.67
DEVONSHIRE - 2nd	AMI Capital	6.720	4,788,484	01/01/09	3.76
HERITAGE SQUARE	PW Funding	5.150	6,458,123	07/01/09	4.25
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,679,896	12/01/09	4.67
WILLIAM HENRY	Legg Mason RE	5.310	23,221,118	12/01/09	4.67
CHERRY HILL	Prudential	5.360	5,184,647	01/01/10	4.76
ELMWOOD TERRACE	Capri Capital - Fannie	5.300	21,676,090	01/01/10	4.76
GLEN MANOR	Prudential-Fannie Mae	5.065	5,974,962	01/01/10	4.76
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,522,355	01/01/10	4.76
RIDLEY BROOK	Prudential-Fannie Mae	4.865	9,970,232	01/01/10	4.76
SHERRY LAKE	GMAC - Freddie Mac	5.180	20,039,619	01/01/10	4.76
BRADDOCK LEE	Prudential-Fannie Mae	4.575	21,857,956	01/01/10	4.76
LAKEVIEW	Prudential-Fannie Mae	4.575	8,893,789	01/01/10	4.76
PLEASURE BAY	Prudential-Fannie Mae	4.575	15,461,649	01/01/10	4.76
WINDSOR REALTY	Prudential-Fannie Mae	4.575	4,787,506	01/01/10	4.76
BAYVIEW/COLONIAL	M & T Bank - Freddie	4.950	11,800,000	03/01/10	4.92
EAST WINDS APARTMENTS	M & T Bank - Freddie	4.990	6,700,000	03/01/10	4.92
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	5.09
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	45,570,957	10/01/10	5.51
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,597,741	10/01/10	5.51
HP at DEVON	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	5.51
TREXLER PARK	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	5.51
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	5.76
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	5.76
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	5.76
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	5.76
NEW ORLEANS/ARBOR CRSG	Prudential-Fannie Mae	4.860	19,700,000	03/01/11	5.92
RACQUET CLUB	Prudential-Fannie Mae	6.875	21,861,890	04/01/11	6.01
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,369,643	05/01/11	6.09
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	623,702	05/01/11	6.09
LAKE GROVE	Prudential-Fannie Mae	6.540	26,599,500	12/01/11	6.67
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	582,163	02/01/12	6.84
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	869,434	02/01/12	6.84
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,222,638	03/01/12	6.92
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,479,661	03/01/12	6.92
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,725,168	03/01/12	6.92
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,252,650	03/01/12	6.92
HACKENSACK GARDENS - 1st	Wash Mut - Fannie	5.260	4,863,914	03/01/12	6.92
HACKENSACK GARDENS - 2nd	Wash Mut - Fannie	5.440	4,660,000	03/01/12	6.92
HP at CASTLE CLUB	Legg Mason RE	9.550	6,783,197	05/01/12	7.09
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,050,537	05/01/12	7.09
THE COLONIES	Prudential-Fannie Mae	7.110	21,148,696	06/01/12	7.18
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,822,706	07/01/12	7.26
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,627,987	07/01/12	7.26
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,326,906	07/01/12	7.26

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,201,363	07/01/12	7.26
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,031,789	07/01/12	7.26
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,336,885	07/01/12	7.26
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,101,339	07/01/12	7.26
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,919,090	07/01/12	7.26
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,854,380	07/01/12	7.26
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,599,067	07/01/12	7.26
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,788,035	07/01/12	7.26
REGENCY CLUB - 1st	Capri Capital - Fannie	4.840	19,108,321	10/01/12	7.51
REGENCY CLUB - 2nd	Capri Capital - Fannie	4.950	7,960,953	10/01/12	7.51
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	29,952,193	05/01/13	8.09
MORNINGSIDE	Morgan Guaranty	6.990	17,932,530	05/01/13	8.09
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	8.42
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	10,988,828	10/01/13	8.51
DEERFIELD WOODS	GE Financial	7.000	3,128,052	01/01/14	8.76
FALKLAND CHASE	Capri Capital	5.480	15,226,148	04/01/14	9.01
BROOK HILL	M&T Bank-Freddie Mac	5.480	8,480,000	04/01/14	9.01
WELLINGTON TRACE	M&T Bank-Freddie Mac	5.520	26,200,000	04/01/14	9.01
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	14,943,134	10/01/14	9.51
RAINTREE	Capitalized Lease	4.920	5,883,380	12/01/14	9.68
PAVILION - 1st	Capri Capital	8.000	7,606,797	11/01/18	13.60
BONNIE RIDGE - 1st	Prudential	6.600	16,271,790	12/15/18	13.72
BONNIE RIDGE - 2nd	Prudential	6.160	19,551,514	12/15/18	13.72
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,042,762	06/01/19	14.18
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,008,823	06/01/19	14.18
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,778,990	10/01/19	14.51
RAINTREE	Leasehold Mortgage	8.500	1,021,050	04/30/20	15.09
MACOMB MANOR	EF&A Funding	8.630	3,655,161	06/01/21	16.18
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,382,909	01/01/24	18.77
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,559,454	03/01/24	18.93
WOODLEAF	HOC of Montgom Cty	5.080	8,037,567	02/01/27	21.85
BARI MANOR (*)	Wachovia (Servicer)	4.440	2,959,572	10/11/28	23.55
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,293,665	10/11/28	23.55
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	718,323	10/11/28	23.55
SPARTA GREEN (*)	Wachovia (Servicer)	4.440	1,871,148	10/11/28	23.55
OWINGS RUN 1	Reilly Mortgage	8.000	17,109,503	10/01/35	30.52
OWINGS RUN 2	Prudential Huntoon	8.000	14,282,671	06/01/36	31.19
THE VILLAGE AT MARSHFIELD	Capstone Realty (HUD)	5.950	24,414,400	01/01/42	36.78
WTD AVG - FIXED SECURED		**6.22**	1,510,585,909		**6.83**
% OF PORTFOLIO - FIXED			87.1%		
VARIABLE SECURED					
BARRINGTON GARDENS L+165	Wachovia	4.410	4,485,000	03/15/08	2.96
CHATHAM HILL 2nd - L+150	Bank of New York	4.090	6,489,743	07/01/08	3.25
NORTHWOOD 2nd - L + 150	Bank of New York	4.090	2,688,357	07/01/08	3.25
HAWTHORNE COURT 90L + 65	PW Funding - Fannie	3.200	38,127,815	07/01/14	9.26
THE HAMPTONS 90L + 65	Prudential-Fannie Mae	3.200	55,447,403	08/01/14	9.34
FALKLAND CHASE BMA Index + 1.12	Capri Capital	2.868	24,695,000	10/01/30	25.52
WTD AVG - VARIABLE SECURED		**3.24**	131,933,318		**11.70**
WTD AVG - TOTAL SECURED DEBT		**5.98**	1,642,519,227		**7.22**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily LIBOR + 105	M and T Bank et. al.	3.92	92,000,000	09/01/05	0.42
WTD AVG - COMBINED DEBT		**5.867**	**1,734,519,227**		**6.86**

WTG AVG - TOTAL SECURED DEBT	**5.98**	**7.22**
WTD AVG - TOTAL PORTFOLIO	**5.87**	**6.86**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

AFFORDABLE GENERAL LEDGER PARTNER MINORITY INTEREST PROPERTIES HELD FOR SALE INCLUDED IN DISCONTINUED OPERATIONS:	46,466,763	Various
TOTAL MORTGAGE DEBT	**1,780,985,990**	

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Kensington	38
Beechwood Gardens	160	Maple Tree	84
Cedar Glen	110	Newcastle Apartments	197
Cherry Hill Club	165	Rider Terrace	24
Coventry Village	94	Sherwood House	6
East Hill Gardens	33	Terry Apartments	65
Fairmount	54	The Colony	783
Gardencrest	696	The Lakes	434
Glen Brook	173	The Sycamores	185
Muncy - Holiday Square	23	West Springfield Terrace	244
Total Free and Clear Properties:	**20**	**Units:**	**3,732**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2005	19,280,605	8.20	1.28%
2006	42,963,088	7.55	2.84%
2007	183,386,606	5.52	12.14%
2008	189,821,511	6.04	12.56%
2009	48,147,621	5.36	3.19%
2010	292,469,501	6.14	19.36%
2011	215,899,735	6.49	14.29%
2012	151,316,878	6.53	10.02%
2013	158,873,551	6.20	10.52%
2014	73,860,714	5.49	4.89%
2015 - 2042	134,566,097	7.32	8.91%
TOTAL	**1,510,585,909**	**6.21**	100.00%

Home Properties, Inc.

NAV calculation as of March 31, 2005

Net Asset Value Calculation

Based on properties wholly owned - before FIN 46 adjustment

Cap Rate (after 3% G & A, before capital expenditures)		6.75%	7.00%	7.25%
1st QTR 2005				
Rent		112,958	112,958	112,958
Property other income		5,173	5,173	5,173
Operating & maintenance expense		(57,511)	(57,511)	(57,511)
Property NOI		60,620	60,620	60,620
Adjustment for 1st QTR acquisitions		241	241	241
Effective 1st QTR "run rate"		60,861	60,861	60,861
Annualized (for 1st qtr seasonality)	22.9%	265,767	265,767	265,767
NOI growth for next 12 months @	4%	10,631	10,631	10,631
Adjusted NOI		276,397	276,397	276,397
		-		
Real estate value using above cap rate		4,094,775	3,948,533	3,812,377
Balance sheet adjustments before FIN 46R				
Cash		9,499	9,499	9,499
Other assets		81,255	81,255	81,255
Less:				
Deferred charges		(10,046)	(10,046)	(10,046)
Intangible		(505)	(505)	(505)
Gross value		4,174,978	4,028,736	3,892,580
Less liabilities & perpetual preferred stock		(1,863,506)	(1,863,506)	(1,863,506)
Net Asset Value		$ 2,311,472	$ 2,165,230	$ 2,029,074
Per share/unit - fully diluted		$ 47.99	$ 44.95	$ 42.12
48,169.1 shares				
Economic CAP rate (after cap ex reserve of $525 per unit)		6.21%	6.44%	6.67%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
Ridgeview Chase	204	NoVA/DC	19,673	38,365	7.1%	349	12	46
Hackensack Gardens	198	NJ	12,908	38,412	5.3%	171	59	110
Barrington Gardens	148	NJ	7,426	38,412	7.1%	132	59	85
						-		$ 241

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	112,958	5,173	(57,511)
Less results from propeties not wholly owned but consolidated due to FIN 46R	-	-	-
Add back properties classified as discontinued operations still owned at March 31, 2005:	-	-	-
Proper run rate before acquisitions	112,958	5,173	(57,511)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Home Properties, Inc.
March 31, 2005 Supplemental Information

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.
[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.
[4]Includes computers, office equipment/ furniture, and maintenance vehicles.
[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.
[6]Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
March 31, 2005 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three-months ended March 31, 2005 approximately $131 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended March 31, 2005
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit[a]	Cap Ex	Per Unit[a]	Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 1,329	$ 32	$ 1,329	$ 32
Major building improvements	957	23	1,317	31	2,274	54
Roof replacements	366	9	605	14	971	23
Site improvements	351	8	339	8	690	16
Apartment upgrades	691	16	4,034	96	4,725	112
Appliances	574	14	314	7	888	21
Carpeting/Flooring	1,801	42	404	10	2,205	52
HVAC/Mechanicals	531	13	2,048	49	2,579	62
Miscellaneous	234	6	687	16	921	22
Totals	$5,505	$131	$11,077	$263	$16,582	$394

[a]Calculated using the weighted average number of units outstanding, including 39,290 core units, 2004 acquisition units of 2,486 and 2005 acquisition units of 293 for the three-month period ended March 31, 2005.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended March 31, 2005
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit	Cap Ex	Per Unit	Improvements	Per Unit
Core Communities	$5,141	$131	$10,255	$ 261	$15,396	$ 392
2005 Acquisition Communities	38	131	3	10	41	141
2004 Acquisition Communities	326	131	819	330	1,145	461
Sub-total	5,505	131	11,077	263	16,582	394
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	1,633	-
	$5,505	$131	$11,077	$ 263	$18,215	$ 394

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	First Quarter 03/31/05	First Quarter 03/31/04	Change
Net Operating Income	$56,049	$55,518	1.0%
Less: Non-recurring Cap Ex @ 7%	(718)	-	-
Adjusted Net Operating Income	$55,331	$55,518	(0.3%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 7% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

2005 Earnings Guidance

	Actual First Quarter	Second Quarter	Projected Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on NAREIT definition					
FFO per share - **2005** guidance per NAREIT definition	$0.43	$.73 - $.76	$.79 - $.83	$.89 - $.93	$2.83 - $2.97
Midpoint of guidance	$0.585	$0.745	$0.81	$0.91	$2.90
FFO per share - **2004** actual per NAREIT definition	$0.615	$0.719	$0.563	$0.717	$2.62
Improvement projected	-29.4%	3.6%	43.9%	26.9%	10.7%

	Actual First Quarter	Second Quarter	Projected Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on "Operating FFO"					
FFO per share - **2005** guidance per NAREIT definition	$0.60	$.73 - $.76	$.79 - $.83	$.74 - $.78	$2.83 - $2.97
Midpoint of guidance	$0.585	$0.745	$0.81	$0.76	$2.90
FFO per share - **2004** Operating FFO, before impairment charges	$0.615	$0.741	$0.762	$0.717	$2.84
Improvement projected	-3.2%	0.5%	6.3%	26.9%	2.1%

Operating FFO is consistent with 2003 NAREIT definition which added back impairment charges. The first quarter of 2005 included 16 cents of impairment charges. The fourth quarter of 2005 assumes that 15 cents of this will reverse itself out.

The results and comparison to 2004 is shown two ways: first (top box) equal to the current NAREIT definition where impairment charges on the sale of real estate reduced results by 22 cents; and second (lower box) after adding back the impairment charges. Management believes that comparing 2005 guidance to 2004 Operating FFO is a better indicator of comparative expectations.

Assumptions for mid-point of guidance:

		Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store rental revenue growth	(1)	1.3%	2.7%	4.2%	4.5%	3.3%
Same store expense growth	(3)	2.3%	5.8%	2.0%	4.5%	3.9%
Same store NOI growth		1.0%	0.5%	5.5%	3.1%	2.5%
Same store 2005 economic occupancy		92.3%	93.7%	94.0%	93.4%	93.4%
Same store 2004 economic occupancy		93.6%	93.8%	92.8%	92.3%	93.1%
Difference in occupancy		-1.3%	-0.1%	1.2%	1.1%	0.3%

Annual growth by region:	Revenue	Expenses	NOI
Boston	5.5%	5.0%	5.8%
Washington, DC	3.9%	3.9%	3.8%
New Jersey/Long Island/Hudson Valley	3.5%	6.0%	1.9%
Baltimore	2.9%	6.0%	1.2%
Philadelphia	2.8%	0.4%	4.7%
Upstate NY	2.6%	1.6%	3.7%
Detroit	2.3%	4.1%	0.7%
Chicago	0.1%	4.4%	-4.2%
Total	3.1%	3.9%	2.5%

(1) Rental rates are projected to increase 2.5%. Concessions are projected to slow down, resulting in an 11% drop, adding 0.5% to net rental income; occupancies are expected to pick up 0.3% for the year; resulting in 3.3% rental revenue growth.

(2) Property other income is expected to decrease year over year, reducing the 3.3% rental revenue growth to 3.1% total revenue growth.

(3) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2004
Natural gas heating costs	12%	20.0%
Repairs and maintenance	16%	-2.3%
Total personnel costs	24%	3.6%
Property insurance	3%	-14.8%
Real estate taxes	25%	5.8%
Snow removal costs	1%	38.0%

(4) Other comments: **G & A** costs are expected to decrease 9.0%. Cost savings from reduced Section 404 costs will more than offset other increases. First quarter G & A will be highest for the year as Section 404 is finalized. **Interest and dividend income** is expected to have a run rate of about $40K per quarter. **Other income** is expected to average about $500K per quarter.

	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(5) Acquisition pace (cap rates of 6.2% assumed)	$40 million	$0 million	$129 million	$31 million	$200 million
(6) Disposition pace (cap rates of 7.5% assumed)	$0 million	$0 million	$50 million	$0 million	$50 million

Home Properties, Inc.
March 31, 2005 Supplemental Information

Consolidation Summary of the Balance Sheet as of March 31, 2005
(in thousands, except share and per share data)

	March 31, 2005 (before FIN 46)	Effect of FIN 46 Consolidation	March 31, 2005 (as reported)
ASSETS			
Real estate:			
Land	$ 408,186	$ -	$ 408,186
Buildings, improvements and equipment	2,695,288	-	2,695,288
Real estate held for sale or disposal, net	-	40,636	40,636
	3,103,474	40,636	3,144,110
Less: accumulated depreciation	(429,886)	-	(429,886)
Real estate, net	2,673,588	40,636	2,714,224
Cash and cash equivalents	9,499	396	9,895
Cash in escrows	38,875	860	39,735
Accounts receivable	4,752	120	4,872
Prepaid expenses	18,327	(35)	18,292
Investment in and advances to affiliates	161	(161)	-
Deferred charges	10,046	2,466	12,512
Other assets	9,094	207	9,301
Total assets	$2,764,342	$ 44,489	$2,808,831
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$1,642,519	$ 46,467	$1,688,986
Line of credit	92,000	-	92,000
Accounts payable	17,731	409	18,140
Accrued interest payable	7,891	602	8,493
Accrued expenses and other liabilities	20,797	459	21,256
Security deposits	22,568	270	22,838
Total liabilities	1,803,506	48,207	1,851,713
Commitments and contingencies			
Minority interest	293,700	1,186	294,886
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at March 31, 2005	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at March 31, 2005	25,000	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 31,442,679 shares issued and outstanding at March 31, 2005	314	-	314
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	770,014	-	770,014
Accumulated other comprehensive income (loss)	(9)	-	(9)
Distributions in excess of accumulated earnings	(188,183)	(4,904)	(193,087)
Officer and director notes for stock purchases	-	-	-
Total stockholders' equity	667,136	(4,904)	662,232
Total liabilities and stockholders' equity	$2,764,342	$ 44,489	$2,808,831